Exhibit 17

December 31, 2008

Board of Directors
Drew Industries Incorporated
200 Mamaroneck Avenue
White Plains, NY 10601

Attn: Edward W. Rose, III,
Chairman of the Board
Leigh J. Abrams,
Chief Executive Officer

Dear Rusty and Leigh:

In connection with my retirement, I have decided to resign as a Director of Drew,  and as Chairman, Director and Officer of Kinro, Inc., and its direct and indirect subsidiaries, Kinro Holding, Inc., Kinro Manufacturing, Inc., Kinro Texas Limited Partnership, Kinro Tennessee Limited Partnership, and BBD Realty Texas Limited Partnership, all effective December 31, 2008.

As you know, I have been a Director and Officer of Kinro since 1980, and a Director of Drew since 1984, and I have thoroughly enjoyed my association with these companies as they have grown successfully during the last 30 years. My relationship with our management and operating personnel has been particularly rewarding, and I am sincerely grateful for their loyalty and extraordinary contribution to our success.

I wish Drew, Kinro and Lippert Components continued success, and I wish the best to management of these companies and to the Drew Board of Directors.

Very truly yours, David L. Webster